PEAKSTONE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2015	$ 137,500	$ (109,456)	$ 28,044
Members' contributions	10,000	-	10,000
Net income	-	2,387	2,387
Balance, December 31, 2016	$ 147,500	$ (107,069)	$ 40,431

See Accompanying Notes